It's finally LAUNCED!

Madeleine MacRae
To: Thomas MacDonald <tom@catalystccg.com>

Mon 6/13/2022 6:57 AM

On Sun, Jun 12, 2022, 6:22 PM Madeleine MacRae <support@businessmentormadeleine.com> wrote:

Hi Thomas! Happy Sunday!

I hope that you're having a FANTASTIC weekend.

Mine has been MOMENTUS. After a couple of months and a very steep, multi-dimensional, and oh-so-rewarding learning curve, my Wefunder Campaign has finally launched!!!!

The work that your team did on the Story Brand side of my Marketing made putting the Pitch together so cohesive. I'm so happy we dove on in and did that. If you want to share it with them as an example of their work in action, that would be awesome.

Here is the link to the Wefunder. I would love for you to check it out and I would be honored to have you as an investor on this very first round.

Thank you for everything. We are going to do some really great things together.

With so much joy and gratitude,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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